DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303-2214 www.dlapiper.com Sally J. Rau sally.rau@dlapiper.com T 650.833.2395 F 650.687.1189

August 4, 2010	OUR FILE NO. 372161-000001

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington D.C. 20549-3561

Attn: Barbara C. Jacobs

Assistant Director

Re:                             Velti plc
Registration Statement on Form F-1
Filed May 13, 2010
File No. 333-166793

Dear Ms. Jacobs:

This letter is submitted on behalf of Velti plc (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form F-1 (filed May 13, 2010, Registration No. 333-166739) (the “Registration Statement”), as set forth in your letter to Mr. David J. Power dated June 9, 2010.  We are filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”) in response to the Staff’s comments.  For reference purposes, the text of your letter dated June 9, 2010 has been reproduced herein (in bold), with the Company’s response below each numbered comment.  As appropriate, the Company’s responses include a reference to the pages of Amendment No. 1 that have been revised in response to the comment.

We also call to your attention to the fact that the Company has revised the presentation of data in its statement of operations to reclassify revenues as SaaS revenues, license and software revenues and managed services revenues.  The Company has also reclassified operating expenses, including expenses previously allocated to costs of sales, to provide more detailed disclosure concerning the costs and expenses incurred by the Company in each reporting period.  The Company is available to address any questions that the Staff may have with respect to these changes.

General

1.                                      Please disclose on your cover page of the preliminary prospectus a bona fide price range of the offered securities.  If you intend to price the securities based on their trading price on the AIM market of the London Stock Exchange (the “home market price”), you may disclose a percentage range based on that price (for example, 10% of the home market price) within which you intend to price the securities.  Also, disclose the current home market price in U.S. dollars, based on the most current exchange rate.  Refer to Item 501(b)(3) of Regulation S-K.

Response:

The Company will include in any preliminary prospectus that is to be circulated by the Company all non-Rule 430A information, including a bona fide price range of the offered securities and related information based on a bona fide estimate of the public offering price within that range.  The Company does not currently intend to price the securities based on its home market price.

Cover Page of the Prospectus

2.                                      Please remove the reference to “Sole Book-Running Lead Manager” from the cover page.  We would not object to this disclosure in the Underwriting section and/or on the back cover page of the prospectus.

Response:

In response to the Staff’s comments, the reference to “Sole Book Running Lead Manager” has been removed from the cover page.

Prospectus Summary

The Industry and its Challenges, page 1

3.                                      With respect to third-party statements in the prospectus, such as the data from ABI Research cited in this section, please supplementally provide us with support for such statements.  To expedite our review, please clearly mark each report to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in the prospectus.  Supplementally tell us whether the source of the data is publicly available and whether you commissioned the referenced sources.  Also, please provide support for your claim that you have the ability to reach more than 2.5 billion people in over 35 countries.

Response:

In response to the Staff’s comment, the Company has provided copies of the subject reports to the Staff supplementally.  The subject reports have been highlighted to direct the Staff’s attention to the provisions therein that provide support for the statements in the prospectus.  The third-party data source materials are publicly available for a fee.  The Company did not commission any of the referenced sources and obtained the data by paying the required fee for the third party materials.  None of these reports or data was prepared specifically for the Company or for inclusion in the Registration Statement.  The Company has also provided support supplementally for its claim that it has the ability “to conduct campaigns in over 35 countries and reach more than 2.5 billion global consumers.”

Risk Factors

4.                                      We note the statement in the introductory paragraph to this section that “[additional risks not presently known by us or that we currently deem immaterial may also impair our business operations.”]  Please revise to clarify that all material risks are presented in this section.  It is not appropriate to indicate that additional risk factors not included in the prospectus exist or that existing risks that management deem to be immaterial may, at a later date, be material.  All material risk factors should be described in the prospectus and risks that are deemed to be immaterial should not be referenced.

Response:

The Company has revised the introductory paragraph to the Risk Factors section on page 11 to delete the sentence “Additional risks not presently known by us or that we currently deem immaterial may also impair our business operations.”  The Company notes that this section already indicates on page 11 that the risks described are the risks that the Company believes are the material risks to its business, its industry and the offering.

5.                                      If you intend to rely on the Nasdaq rule that permits a foreign private issuer to follow its home country requirements to some extent concerning corporate governance issues, including whether a majority of its board of directors must be independent, then provide a risk factor that discloses this reliance, describes the corporate governance matters affected, and discusses whether Jersey’s requirements provide less protection than those required under the Nasdaq rules.

Response:

The Company is not currently intending to rely on the NASDAQ rule that permits a foreign private issuer to follow its home country requirements concerning corporate governance issues.  However, under Jersey law the Company is prohibited from complying with NASDAQ’s Direct Registration Program.  The Company has revised its risk factor on page 28 to address this restriction.

“We have a limited operating history in an emerging industry...,” page 11

6.                                      You disclose in this risk factor that you were formed in April 2000.  Given that you have been in existence for 10 years, please clarify why you believe you have a limited operating history.  Also, please revise this risk factor to omit the comprehensive list of risks that you face.  Many of these risks are repeated elsewhere in the Risk Factor section as separate risks and are not necessary to explain this risk.  To the extent that any of the risks identified in this risk factor are not discussed elsewhere and pose a material risk to investors or your business, you should discuss each such material risk separately.

Response:

The Company has eliminated this risk factor, and incorporated concepts included in this risk factor among the risk factors entitled “We may not be able to enhance our mobile marketing and advertising platform to keep pace with technological and market developments, or to remain competitive against potential new entrants in our markets,”

“We do not have multi-year agreements with many of our customers and may be unable to retain key customers, attract new customers or replace departing customers with customers that can provide comparable revenues,” and “If our mobile marketing and advertising services platform does not scale as anticipated, our business will be harmed.”

“We have in the past and may in the future experience deficiencies...,” page 12

7.                                      Please identify the steps you have taken to address the material weaknesses in your internal control over financial reporting and identify the time period during which such steps were taken.  To the extent the measures taken involved material costs, please disclose those costs in this risk factor and in your Management’s Discussion.

Response:

The Company has revised the disclosure on page 11 to identify the steps taken that address the material weaknesses in internal control over financial reporting.  Many of the steps that have been taken that remediate weaknesses that have been identified were taken prior to the Company’s analysis at year end of the effectiveness of its internal control over financial reporting.  For example, the Company hired a new chief financial officer and a new global controller during 2009, in response to the Company’s plans to expand its operations.  The Company also added resources in order to perform the required analysis of tax estimates as a result of its conversion from accounting in accordance with U.S. GAAP from International Financial Reporting Standards, as well as in anticipation of requiring future compliance with Section 404 under the Sarbanes-Oxley Act as a result of its public offering in the United States.  Although each of these has included resources that aid in the remediation of the identified material weaknesses, and resulted in an increase in general and administrative costs incurred by the Company, the Company contracted for these costs prior to identifying the material weaknesses, and not specifically in response to or in order to remediate a particular material weakness.

“The success of our business depends, in part, on wireless carriers...,” page 15

8.                                      We note your disclosure in this section that wireless carriers may classify your messages as “spam” or otherwise block your messages, which could adversely affect your business and results of operations.  If the blocking of your messages by wireless carriers has had a material impact on your results of operations during the past three years, please quantify such impact in this risk factor.

Response:

In response to the Staff’s comment, the Company has revised this risk factor to disclose on page 15 that since the Company’s services typically require consumers to opt-in to a campaign, the risk that messages are blocked by carriers as spam is significantly reduced, and to date, the Company has not experienced any material blocking of its messages by wireless carriers.

“Our earnings may be adversely affected by fluctuations in foreign currency values,” page 19

9.                                      Clarify whether the recent devaluation of the euro has affected or is expected to affect materially your results of operations or financial condition.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 18 to clarify the impact that a devaluation of the euro has on the Company’s results of operations or financial condition.

“If we are unable to protect our intellectual property and proprietary rights, our competitive position and our business could be harmed”, page 23

10.                               Since you conduct business in both China and India, identify those countries as examples of countries that do not protect a company’s intellectual property to the same extent as the United States and European countries.

Response:

The Company has revised the disclosure on page 23 to identify China and India as countries in which the Company does business and which do not protect a company’s intellectual property to the same extent as the United States and European countries.

“A change in our tax residence could have a negative effect on future profitability,” page 30

11.                               Please address here or in another risk factor how your operations would be affected by changes in the Isle of Jersey tax code.  Specifically, please discuss the material effects on your tax liability of potential changes in the tax code caused by the EU Code of Conduct on Business Taxation or similar provisions binding the Isle of Jersey.  We understand that the EU’s Tax Code of Conduct Group intends to formally assess the Isle of Jersey’s tax arrangements in September of this year.

Response:

The Company has revised the disclosure on page 24 to address the impact that changes to the Jersey tax code might have on the Company’s tax liability.

“We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses”, page 30

12.                               Clarify that you would lose your foreign private issuer status if a majority of your shareholders and a majority of your directors or management are U.S. citizens or residents.  Further clarify what are the “additional requirements necessary to avoid loss of foreign private issuer status” to which you have referred.  Also, identify the “certain U.S. regulatory provisions” with which you have elected to comply voluntarily.  Further disclose that, if you lost your foreign private issuer status, you would have to comply mandatorily with U.S. federal proxy requirements, and your officers, directors and principal shareholders would become subject to Exchange Act Section 16’s short-swing profit disclosure and recovery provisions, which could increase your costs.

Response:

The Company has revised the disclosure on page 30 to clarify that it would lose its foreign private issuer status if a majority of its shareholders and a majority of its directors or management are U.S. citizens or residents.  The Company has further clarified the disclosure on page 30 in response to the Staff’s comments to delete the references to “additional requirements necessary to avoid loss of foreign private issuer status” and “certain U.S. regulatory provisions” with which the Company has elected to comply voluntarily.  The Company has further revised the risk factor to disclose that if the Company were to lose its foreign private issuer status, it would have to comply with U.S. federal proxy requirements and its officers, directors and principal shareholders would become subject to Exchange Act Section 16’s short-swing profit disclosure and recovery provisions, which could increase its costs.

Use of Proceeds, page 34

13.                               We note that you intend to use a portion of the net proceeds of this offering to repay outstanding debt.  Please tell us if any of the debt you intend to repay with offering proceeds was incurred within the past year.  If so, disclose in this section how you used such proceeds.  Refer to Item 4.a of Form F-l and Item 3.C.4 of Form 20-F.

Response:

The Company has revised the disclosure on page 36 to identify the borrowings that were incurred within the past year, and to disclose how it used the proceeds from such borrowings.

Capitalization, page 37

14.                               The capitalization table should not function as a balance sheet.  Accordingly, please delete the “cash and cash equivalents” item.

Response:

In response to the Staff’s comment, the Company has removed the “cash and cash equivalents” item from the capitalization table.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 41

15.                               The head note indicates that the “pro forma adjustments primarily relate to intangible asset amortization...”  However we note that amortization expense was not included as a pro forma adjustment.  Please revise the head note to clarify this omission or add the noted pro forma adjustment.

Response:

The Company has revised the disclosure on page 41 to delete the reference to intangible asset amortization as one of the pro forma adjustments made to the pro forma financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 43

16.                               Consider expanding this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way.  Refer to Item 5.D of Form 20-F and SEC Release No. 33-8350.  For example, you disclose in your risk factor discussion that wireless carriers may classify your messages as “spam.”  Consider addressing how this uncertainty may affect your financial condition and results of operations in future periods.  Also, discuss in this section whether the current fiscal crisis in Greece may affect your ability to receive additional government grants to aid your technology development efforts.  Refer to Item 5.A.4 of Form 20-F.

Response:

The Company has added disclosure on page 45 to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on its financial condition, operating performance, revenues, or income, or result in its liquidity decreasing or increasing in any material way.  The Company also notes that additional disclosure regarding these matters are also discussed in other parts of the MD&A section.

In response to the Staff’s comment, the Company notes that it does not believe that the risk that a wireless carrier may classify messages as “spam” will have a material impact on its financial condition, operating performance, revenues or income in future periods and has revised the risk factor relating to this issue.  In addition, the Company notes that the government grants that it has received in connection with technology development are grants from the European Union, administered by Greek government agencies, and as such, are not dependant on funding by the Greek government.  Accordingly, the Company does not believe that the current fiscal crisis in Greece will impact its ability to receive additional government grants to aid its technology developments.  The Company has addressed other risks that it may face as a result of the Greek fiscal crisis in its risk factors, on page 24.

Geographic Concentration, page 49

17.                               Disclose the reasons for and reconcile the disproportionate relationship between your European revenues, disclosed here and in Note 4, page F-16 and the pre-tax losses attributable to your UK operations as disclosed in Note 13, page F-29.  MD&A should include a discussion of the geographic segment data pursuant to Codified FRR 501.06.a.  Known trends, demands, commitments, events or uncertainties within the geographic segments that are reasonably likely to have a material effect on the business as a whole should be discussed as well as other matters addressed in FRR 501.06.a.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 50 and Note 13 beginning on page F-30 to disclose the reasons for the disproportionate relationship between European revenues and pre-tax losses attributable to the U.K.  In addition, the Company has provided further detail concerning revenue concentration by country in Europe on page 50, as well as a discussion of the known trends, demands, commitments, events or uncertainties that are reasonably likely to have a material effect on the business as a whole.

Critical Accounting Policies and Significant Judgments and Estimates, page 49

18.                               We note that your disclosure in this section appears to duplicate the description of certain accounting policies that are already disclosed in the notes to your consolidated financial statements.  Please revise your disclosures to provide an analysis of your accounting estimates or assumptions that involve a significant level of subjectivity and judgment involved in applying an accounting principle at a given time or the variability that is reasonably likely to result from its application over time.  Please refer to Section V of SEC Release 33-8350.

Response:

The Company has revised the disclosure beginning on page 51 in response to the Staff’s comment.

Share-Based Compensation Expense, page 51

19.                               Please consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement.  In view of the fair-value-based method of ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

Response:

The Company respectfully submits that revising its disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding is not warranted given the Company’s history as a publicly traded company since 2006.  The Company has only awarded share options since 2009, having previously awarded only deferred shares to its employees.  The exercise price of its share options is based upon the closing price of the Company’s ordinary shares on AIM.  The Company does not believe that disclosing the intrinsic value of all outstanding vested and unvested share options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date is appropriate, given its history as a publicly traded company on AIM, and given the uncertainty of the estimated IPO price.

20.                               We note that the fair value of your share awards approximates market value on the date of grant.  Revise to describe the objective evidence that supports your determination of market value on the date of grant.  To the extent market value is based on quoted prices on the AIM market of the London Stock Exchange, please specify how the fair values of your awards relate to such quotes.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 54 to clarify that the Company’s board of directors has determined the fair value of its ordinary shares and the share option exercise prices at the various share option grant dates, based upon the closing sales price of the Company’s ordinary shares on the AIM market of the London Stock Exchange on the date of grant.  The Company uses this factor as an objective, third party determination of the fair value of the Company’s ordinary shares on the date of grant, similar to other companies with publicly traded common stock.  The Company first awarded share options during 2009, having previously awarded only deferred shares to its employees.  At the time that each share option grant was made, AIM was the only market on which the Company’s ordinary shares were traded.

21.                               Please provide us with the following information in chronological order for share option grants, deferred share awards or other equity transactions for the one year period preceding the most recent balance sheet date:

•                       the nature and type of share option or other equity related transaction;

•                       the date of grant/issuance;

•                       description/name of option or equity holder;

•                       the reason for the grant or equity related issuance;

•                       the number of options or equity instruments granted or issued;

•                       the exercise price or conversion price;

•                       the fair value of underlying shares of common stock;

•                       the total amount of deferred compensation or value assigned to any beneficial conversion feature reconciled to your financial statement disclosures and

•                       the amount and timing of expense recognition.

Please continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 54 and in Note 18 to notes to consolidated financial information to include the requested information in tabular format.  In addition, the Company supplementally provides below the requested information for all equity related transactions through the date of this request, and will continue to update the requested information for all subsequent equity awards made by the Company through the date that the registration statement becomes effective:

The following table reflects all deferred share awards and share options granted during the twelve months ended December 31, 2009, and all subsequent grants as of the date of this filing, with total share-based compensation expense determined as of June 30, 2010, for awards that are subject to remeasurement at each reporting date:

Type of Grant	Grant Date	Reason For Grant	Shares Underlying Grants	Exercise Price Per Share (in £)	Grant Date Fair Value Per Share (in £)	Total share-based compensation expense (in US$)	Timing of Expense Recognition
Deferred share awards	July 3, 2009	Awards to employees	1,243,408	£0.05	£1.54	$2,423,496	July 3, 2009 - July 2, 2011
Deferred share awards	July 3, 2009	Awards to employees of joint venture	79,563	£0.05	£1.54	$208,023	July 3, 2009 - July 2, 2011
Deferred share awards	July 3, 2009	Awards to non-employee consultants and advisors	87,500	£0.05	£1.54	$231,687	July 3, 2009 - July 2, 2011
Share options	July 3, 2009	Awards to employees	607,343	£1.59	£0.97	$745,756	July 3, 2009 - July 2, 2013
Deferred share awards	September 15, 2009	Awards to employees	9,000	£0.05	£1.59	$18,253	September 15, 2009 - September 14, 2013
Share options	September 15, 2009	Awards to employees	331,980	£1.66	£1.01	$426,955	September 15, 2009 - September 14, 2013
Share options	September 15, 2009	Awards to non-employee advisors	25,000	£1.66	£1.21	$20,294	September 15, 2009 - September 14, 2013
Deferred share award	September 22, 2009	Award to employee	5,000	£0.05	£1.61	$10,233	September 22, 2009 - September 21, 2013
Deferred share award	September 25, 2009	Award to employee	2,875	£0.05	£1.59	$5,664	September 25, 2009 - September 24, 2013
Deferred share awards	October 5, 2009	Awards to employee	34,650	£0.05	£1.56	$66,813	October 5, 2009 - October 4, 2013
Share options	December 18, 2009	Awards to employees	28,000	£1.96	£1.19	$41,493	December 18, 2009 - December 17, 2013
Share options	January 4, 2010	Award to employee	8,000	£2.04	£1.19	$11,849	January 4, 2010 - January 3, 2014
Share options	January 7, 2010	Award to employee	100,000	£2.42	£1.41	$173,555	January 7, 2010 - January 6, 2014
Share options	January 26, 2010	Awards to employees	28,000	£2.90	£1.69	$58,955	January 26, 2010 - January 25, 2014
Share options	February 2, 2010	Award to employee	15,000	£2.95	£1.72	$31,846	February 2, 2010 - February 1, 2014
Deferred share awards	May 13, 2010	Awards to non-employee directors	100,394	£0.05	£3.30	$485,671	May 13, 2010 - May 12, 2011
Deferred share awards	May 13, 2010	Awards to employees	777,025	£0.05	£3.30	$2,911,849	May 13, 2010 - May 12, 2014
Deferred share awards	May 13, 2010	Awards to non-employee consultants and advisors	26,000	£0.05	£3.30	$4,073	May 13, 2010 - May 12, 2014
Share options	May 13, 2010	Awards to employees	2,149,551	£3.35	£1.95	$4,757,658	May 13, 2010 - May 12, 2014
Share options	May 13, 2010	Awards to non-employee consultants	1,000	£3.35	£2.44	$120	May 13, 2010 - May 12, 2014
Share options	May 13, 2010	Awards to employees	286,000	£3.35	£1.85	$697,591	May 13, 2010 - May 12, 2011
Share options	May 13, 2010	Award to non-employee consultant	2,500	£3.35	£2.44	$1,402	May 13, 2010 - May 12, 2011
Deferred share awards	May 27, 2010	Awards to employees	12,250	£0.05	£4.62	$63,865	May 27, 2010 - May 26, 2014
Share options	May 27, 2010	Awards to employees	19,250	£4.67	£2.72	$59,030	May 27, 2010 - May 26, 2014
Deferred share awards	June 1, 2010	Awards to employees	25,464	£0.05	£4.65	$134,571	June 1, 2010 - May 31, 2014
Share options	June 1, 2010	Awards to employees	27,036	£4.70	£2.74	$84,034	June 1, 2010 - May 31, 2014
Deferred share awards	June 30, 2010	Awards to employees	78,098	£0.05	£4.09	$369,855	June 30, 2010 - June 29, 2014
Share options	June 30, 2010	Awards to employees	45,250	£4.14	£2.41	$126,203	June 30, 2010 - June 29, 2014
Share options	June 30, 2010	Award to employee	2,500	£4.14	£1.90	$6,377	June 30, 2010 - June 29, 2011

22.                               Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Response:

The Company and the underwriters have not yet determined the proposed IPO price, and will not determine a bona fide price range of the offered securities or the bona fide estimate of the public offering price within that range until the preliminary prospectus that is to be circulated by the Company is prepared.  The Company first met with Jefferies & Company, Inc., the sole book-running lead manager, on or about October 21, 2009.  At that meeting, Jefferies discussed its qualifications, the dynamics of the mobile internet market generally, the valuation environment in the U.S., the U.S. IPO market, and process considerations relating to a NASDAQ listing.  In its discussion of valuation, Jefferies did not provide an estimated valuation of the Company, but discussed valuation of comparable companies as well as considerations that might impact the Company’s valuation were it to decide to conduct a U.S. offering.

The Company next met with Jefferies on or about November 3, 2009.  At this meeting, Jefferies discussed its capabilities to lead a U.S. public offering on behalf of the Company, provided initial thoughts on positioning the Company to investors, and discussed valuation considerations.  At this meeting, Jefferies first discussed with the Company a potential post-U.S. offering valuation, based on a number of assumptions discussed at the meeting and metrics of comparable companies.  Jefferies discussed the objectives of a potential offering, preliminary recommendations concerning the offering structure and proposed timeline, and process considerations relating to a NASDAQ listing, but did not discuss a specific per share price for the offering. Recently, based on current market considerations and the unpredictability of the current IPO market, Jefferies has indicated that the potential post-offering valuation of the Company may be adversely impacted.

23.                               In the Note 18 to the financial statements, please revise to include, for each grant date during the 12 months prior to the date of the most recent balance sheet included in the filing, the number of options or shares granted, the exercise price, the fair value of the common stock, how that fair value was determined and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts).

Response:

In response to the Staff’s comment, the Company has revised the disclosure in Note 18 to the notes to consolidated financial statements to include the requested information in tabular format.

Results of Operations, page 54

24.                               Throughout your discussion of results of operations, you refer to two or more sources as components that contributed to material changes.  Tell us what consideration you gave to quantifying the amount of the changes that were due to each of the factors or events that you identify.  Refer to the interpretive guidance in Section III.D of SEC Release 33-6835.

Response:

The Company has revised the disclosure throughout its discussion of results of operations to quantify, wherever possible, the amount of changes that were due to each factor or event identified as a source component contributing to material changes period over period.  The Company also notes that it has included further detail concerning its revenues and its costs and expenses, both on the statement of operations and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, which provides further detail to the investor concerning the Company’s results of operations.  In certain discussions of factors contributing to period over period changes, however, it has not been possible to quantify the impact of the factor, such as in the impact that continued standardization of its technology platform has had on its costs and expenses.

Cost of revenue and gross profit, page 55

25.                               You disclose that the increase in gross profit in 2009 over 2008 was due in part to “several contracts for which (you) commenced providing services and accordingly recognized costs in 2008, (and you) did not complete negotiation of all terms of the contracts until 2009, and accordingly did not meet all of the criteria required to recognize the revenue generated under such contracts until 2009.”  Please explain further the accounting literature relied upon to support the timing and recognition of costs and revenues in both fiscal years ended 2009 and 2008.  In addition, please describe any contract provisions that caused the timing of cost recognized in 2008 with related revenues recognized in 2009.

Response:

In response to the Staff’s comment, the Company first notes that it has provided further detail in its statements of operations concerning its sources of revenue, and its costs and expenses.  In addition, the Company respectfully advises the Staff that it recognizes revenue in accordance with ASC 605 and 985-605 for specific contracts for which the Company had commenced providing services in 2008 but for which it did not have an executed contract with the customer until after December 31, 2008.  In order for revenue to be recognized, four conditions need to be satisfied including the “existence of persuasive evidence of an arrangement.”  For several material contracts, the Company commenced providing services and accordingly recognized costs incurred in 2008.  However, the Company had not completed the negotiations of these contracts and thus did not have a completed contract finalized in 2008.  Therefore, the Company had not satisfied the criteria to recognize the revenue generated on these contracts in 2008 under ASC 605 since it did not have “persuasive evidence of an arrangement” and accordingly was unable to recognize the associated revenue until 2009 when the contracts were executed.  In this specific case, the Company considered deferring the associated costs to 2009 to match the revenues with the expenses.  However, the Company expenses costs as incurred when a specific contract has not been executed in accordance with ASC 605-10-S99, A3f, question 3, and as a result, the customer does not have a contractual obligation to pay for the services.  The Company has revised its discussion of its revenue recognition policies in Note 3 to notes to consolidated financial statements to clarify its accounting policies.

General and Administration Expenses, page 55

26.                               Please revise to provide quantification of the amounts and elements comprising the material increase in G&A expenses for the year ended December 31, 2009 by $20.0 million, a 246% increase over the same period in 2008.  Please disclose whether these increased costs represent a trend or uncertainty reasonably likely to impact future results of operations or financial position.

Response:

The Company has revised the disclosure on page 58 to provide a quantification of the amounts and elements comprising the material increase in G&A expenses for the year ended December 31, 2009.  The Company notes, however, that it has reclassified its expenses, expanding the disclosure of specific costs and expenses incurred each period, resulting in a reclassification of certain G&A expenses to other operating expense categories, and resulting in a decrease in the size of the increase in G&A expenses in 2009 over the same period in 2008.

Liquidity and Capital Resources

Operating Activities, page 60

27.                               We note that the decrease in cash flow from operation activities in 2009 was partly attributed to a “delay in payments from customers due to the detrimental economic   climate.”  Please revise disclosure to explain this trend in further detail including the underlying reasons for the delay in collections and the how the trend may impact future cash flows.  Also, please consider supporting your analysis with financial ratios such as “day’s sales outstanding.”  Refer to Section IV of SEC Release 33-8350.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 64 to include a discussion of the decrease in cash flow from operating activities in 2009, including the impact of the increase in day’s sales outstanding over the period.

Foreign Currency Risk, page 62

28.                               In view of the material foreign currency transaction loss in 2008, please explain and disclose further why you believe you do not have currently any “significant direct foreign exchange risk.”  In your response consider Item 305 of Regulation S-K disclosure requirements for material exposure to market risk and tell us why you believe you have no material exposure.  Please disclose what changed in your business or foreign operations and cash flows that would have mitigated such risk currently.  We also note that some of your assets, liabilities and transactions are denominated in euro, British pounds sterling, Russian rubles, Bulgarian lev, Ukrainian hyrvnia, Indian rupee, and Chinese yuan.

Response:

In response to the Staff’s comments, the Company has deleted the disclosure that it does not currently have any significant direct foreign exchange risk, and revised the disclosure beginning on page 66 to discuss further its material foreign currency risks.

Executive Officers and Directors

Terms of Directors; Nomination of Directors, page 85

29.                               You indicate in this section that at each annual meeting of shareholders, one-third of your directors must “retire” and seek re-election to the board.  Please disclose the date of expiration of the current terms of each of your directors.  Refer to Item 4.a of Form F-1 and Item 6.C.1 of Form 20-F.

Response:

The Company has revised the disclosure on page 90 to disclose how the term of each of its directors will be determined, and to identify the directors whose terms expire at the Company’s next annual general meeting of shareholders.

Related Party Transactions

Thor Luxembourg S.a.r.l., page 103

30.                               We note that you have filed an amended and restated version of the Facilities Agreement dated October 14, 2009 as Exhibit 10.9 to your registration statement.  Please revise your discussion of the Facilities Agreement to reference the amended and restated agreement.  Also, please disclose in this section that you were not in compliance with a financial measurement covenant in the Facilities Agreement and Thor waived that covenant through July 1, 2011.

Response:

The Company has revised the disclosure on page 107 to reference the amended and restated agreement, and to disclose that it was not in compliance with one of its financial covenants and that Thor has waived noncompliance with the covenant.

Underwriting, page 136

31.                               We note the table in this section disclosing the high and low closing sale prices of your ordinary shares on AIM for each quarter of fiscal years 2008 through 2010.  Please also disclose the annual high and low market prices of your shares on AIM since fiscal 2006 and those prices for each of the last six months.  Refer to Item 4.a of Form F-l and Item 9.A.4 of Form 20-F.

Response:

The Company has revised the disclosure on page 143 to disclose the annual high and low closing prices of its shares on AIM since fiscal 2006, and the high and low market prices of its shares on AIM for each of the last six months.

Additional Information, page 142

32.                               Plainly state that your Exchange Act reports and other SEC filings will be available through the SEC’s EDGAR system.  Also, disclose that, while your Form 20-F annual report for your fiscal year ended December 31, 2010 will be due six months following the end of that year, for fiscal years ending on or after December 15, 2011, you will be required to file your Form 20-F annual report within 120 days after the end of each fiscal year.  Refer to Release No. 33-8959.

Response:

The Company has revised the disclosure on page 146 to disclose that its SEC filings will be available through the SEC’s EDGAR system.  The Company has also disclosed that, while its Form 20-F annual report for its fiscal year ended December 31, 2010 will be due six months following the end of that year, for fiscal years ending on or after December 15, 2011, the Company will be required to file its Form 20-F annual report within 120 days after the end of each fiscal year

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3.  Summary of Significant Accounting Policies

Principles of Consolidation, page F-7

33.                               For your equity method investments disclosed in Note 10, please tell us how you evaluated whether the entity is a variable interest entity and if so, whether you are the primary beneficiary.  We note your investment in HT Mobile Solutions includes provision of your technology platform and certain exclusive contractual agreements, as disclosed on page 75 and Amplus S.A. related party matters disclosed in Note 20, page F-38.  Also, please tell us how you considered the disclosure requirements of ASC 810-10-50.

Response:

For all of the Company’s equity method investments, the business scope exception applied and therefore, the Company was not required to determine if the legal entity was a Variable Interest Entity under the requirements of the VIE subsections.  As a result, the Company followed the voting interest model.  Since the business scope exception applied to all of its equity method investments, the disclosure provisions of ASC 810-10-50 do not apply.

Revenue Recognition, page F-9

34.                               Please explain in further detail the services you deliver for your customers such as the messages you describe in a risk factor on page 15.  Also, tell us how your services are delivered to your customers’ subscriber bases.  For example, tell us whether messages are delivered via email, text, web page views, etc.  Lastly, please clarify how your platform(s) allows your customers “to use mobile and traditional media, such as television, print, radio and outdoor advertising, together to reach targeted consumers” as disclosed in your overview.

Response:

The Company manages mobile marketing and advertising campaigns on behalf of its customers, and does not actually communicate directly to subscriber bases.  The Company has developed and provides a software platform that enables its customers to communicate directly to their customers (also referred to as consumers).  These communications, including email, text messages, mobile coupons and similar messages, are delivered to consumers’ mobile phones by mobile operators.  The Company’s Velti mGage platform provides the Company with the visibility into the communications/transactions that are completed in order to enable the Company to track these metrics for customers that it bills based on performance-based or usage-based fees.  At completion of a campaign, the Company can reconcile its data with the data provided by the mobile operators, and in certain cases its customers’ internal systems, in order to invoice its customers.

The Company’s customers are able to use its services to run marketing and advertising campaigns using mobile devices.  Its customers can target their customers (consumers) with information in a television or print ad, on the radio or on a billboard, directing consumers to respond by text message or point their mobile phone browser to a mobile internet site as designated by the customer, effectively opting in to the campaign.  The Company has revised the disclosure in the overview of the Business section to clarify this point.

35.                               Based on disclosure in note 3 you have software arrangements requiring modification accounted for using the percentage of completion accounting.  On page 45 you disclose deployment of software to customers and then provide management services.  Also in Note 3 you disclose that software product development costs are incurred for software product and platforms sold to customers.  Please explain how you account for any software sales and how your accounting complies with ASC 985-605.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company provides an independent end-to-end mobile marketing and advertising campaign platform to its customers.  The Company has made significant investments in the platform in order to integrate and manage multiple carrier platforms, multiple standards, and provide support for thousands of types of mobile devices, including smart phones and mobile tablet computers.  In certain cases, in order for the customers to utilize the services that the Velti mGage platform has to offer, the

Company creates a customized software solution that is delivered to the customer.  The duration of the customization period varies from weeks to months depending on the complexity of the software and the requirements from the customer.  For these types of contracts, revenue is recognized using the percentage of completion method under ASC 985-65-25 and 605-35-25 when the Company has the ability to reasonably form dependable estimates of the cost to complete the customization of the software, i.e., using the input measure approach.  In the event that the Company does not have the ability to reasonably form dependable estimates of the cost to complete the customization, the completed contract method is used.

From time to time post-contract customer support is sold as a separate element with software.  Revenues from customer support contracts are deferred and recognized ratably over the term of the agreements. Revenues for support that are bundled with license fees are deferred based on the VSOE of fair value of the bundled support and recognized over the term of the agreement. VSOE of fair value is based on the renewal rate for continued support arrangements. To date, revenue from support contracts has not been material.

As noted on pages 47 and 48 of the Registration Statement, in certain cases the Company provides managed and other professional services to support the customer’s campaign.  For these contracts, revenue is recognized in accordnace with ASC 985-605 when the following criteria have been satisfied; 1) there is persuasive evidence of an arrangement; 2) delivery has occurred; 3) the fee is fixed and determinable; and 4) collectability of the fee is reasonably assured as specified in Note 3 to notes to consolidated financial statements.  In situations where services are provided to a customer along with the software, the Company has determined it is appropriate to account for the services separately from the related software.  Revenues from managed and consulting services are recognized as services are provided to customers. Revenues for services that are bundled with license fees are deferred based on the VSOE of fair value of the bundled services and recognized when the services are performed. VSOE of fair value is based on the price charged when services are sold separately.  In all cases the Company has met the three required criteria under ASC 985-605 for recognizing the service related revenue separately:

i.       the Company has established VSOE of fair value of the services provided;

ii.      the related services are not essential to the functionality of the software and in many cases the customers choose to operate their own campaign or contract with other third parties to operate the campaign; and

iii.     the services are described in the contracts such that the total price of the arrangement would be expected to vary as a result of the inclusion or exclusion of the services.

36.                               You indicate that in some arrangements you offer extended payment terms to your customers.  Please tell us what arrangements these apply to, your customary payment terms and what you consider to be extended payment terms.

Response:

The Company respectfully advises the Staff that the Company’s customary payment terms call for payment within 30 to 90 days of invoicing, with the actual terms depending on the location of the customer, with market custom being to grant longer payment terms in certain geographic locations, in some cases up to 180 days.  The Company’s contracts with one customer relating to services delivered in 2008 and 2009 provided payment terms of 180 days of invoicing by the Company, but given the absence of successful collection history, revenue recognition was deferred until the fees were due and payable.

37.                               Please explain in reasonable detail, the control deficiencies and material weaknesses relating to revenue recognition and other areas you disclose on page 12 including the types of arrangements that have been affected.  Also, please describe the “efforts” you have made to improve your accounting policies and procedures and the results of those efforts.

Response:

The Company respectfully supplementally advises the Staff that the material weaknesses and other control deficiencies noted by the Company arose as a result of the Company’s significant growth since 2006, including significant expansion in number of foreign subsidiaries.  As this expansion occurred, the increase in the Company’s finance team and nature of its financial systems did not keep pace.  As a result, the Company noted deficiencies relating to segregation of duties, use of Excel spreadsheets and manual accounting entries.  Each of these related to the Company’s financial close process, and impacted its ability to consolidate its financial results.  In addition, the Company noted that there was a lack of formal analysis of significant estimates, including those related to accounts receivable, deferred income, asset impairment and income taxes.  Regarding the deficiencies noted related to revenue recognition, the Company determined that the finance department did not have the appropriate level of authority to determine appropriate revenue recognition in accordance with accounting standards, and did not have adequate knowledge regarding the accounting standards governing revenue recognition and recognition of grant income.  The Company also noted significant deficiencies in its processes for granting employee equity, but notes that these deficiencies did not impact the proper recordation of share-based compensation expense.

The Company is working to remediate these material weaknesses by hiring a chief financial officer and global controller, both well experienced in accounting under US GAAP and application of the accounting standards applicable to recognition of revenue.  The Company has also increased, and plans to further increase, the size of its finance department, and implemented formal account reconciliation processes, segregated the responsibilities for consolidation of the Company’s global results, and charged the finance department with the responsibility to determine the appropriate recognition of revenue under each of its contracts.  The Company has also retained a general counsel, and established procedures for the granting of employee equity, and the coordination of efforts with the finance department to properly account for employee equity.

The Company has on page 12 explained that the weaknesses identified in fiscal 2008 and 2007 resulted from the Company’s restatement of its consolidated balance sheets as of December 31,

2008 and 2007 and the related consolidated statements of income for the years ended December 31, 2008 and 2007 as prepared in accordance with International Financial Reporting Standards. These restatements reflect adjustments to revenue, the deferral of government grant income, and share-based compensation, in accordance with applicable accounting guidance under IFRS.

The Company has also revised the disclosure on pages 11 and 12 to describe the control deficiencies and material weaknesses as well as the efforts to improve accounting policies and procedures.

38.                               We note from your overview discussion that you deliver your software-as-a-service (SaaS) on a stand-alone basis, self-service basis or as a managed service.  Please describe the standard terms of the three alternative delivery methods in further detail and tell us how your revenue recognition policy for each alternative delivery method complies with the guidance under ASC 985-605-55.  In this regard, tell us whether your customers have the right to take possession of your software during the hosting agreement without significant penalty and whether it is feasible for your customers to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software.  Please tell us how you considered the guidance of ASC 985-605-05-4 and ASC 985-605-55-119 to 125.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has determined that it is appropriate to separately classify “software as a service revenue,” “license and software revenue” and “managed services revenue” on separate lines on the face of the statement of operations.  As described in the Company’s response to comment 35 above, the Company delivers software to customers and provides managed services in some cases.  The Company does not consider this type of arrangement to be a “hosted” arrangement.  In the event that the Company delivers software as a service to its customers, the Company hosts the software on its datacenters.  In these cases, the Company will recognize revenue depending on the type of service delivered as described in Note 3 to the notes to consolidated financial statements.  When the Company enters into a software-as-a-service arrangement with a customer as described above, the Company does not give the customer the right to take possession of the software during the service period.  As a result, ASC 985-605-05-4 and ASC 985-605-55-119 to 125 are not applicable. The only time that it is feasible for the customers to run the software on their own hardware is when the Company sells them a license as described in the response to comment 35.  The Company now separately reports revenue generated from such licenses.

39.                               We note that you classify all revenues as services in your statements of operations however it appears based on disclosures elsewhere in the filing that you also have product revenues as well as bundled arrangements containing both products and services.  Please explain your basis of presentation classifying all revenues as services and why you believe such presentation is reasonable.  Assuming that your presentation of revenues and cost of revenues is considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, please ensure that your MD&A, Critical

Accounting Policies and Estimates and footnote disclosures include a discussion of your basis of presentation and discuss the reasons for such presentation.

Response:

In response to the Staff’s comment, the Company notes that it has revised the presentation of its total revenues to separately disclose its SaaS revenue, license and software revenue and managed services revenue.  The Company has revised the disclosure in MD&A, Critical Accounting Policies and Estimates, and in Note 3 to notes to consolidated financial statements to discuss its basis of presentation and the reasons for such presentation.

40.                               We note that your arrangements may contain more than one type of product and service, however, your policy does not appear to address how you allocate arrangement consideration among the elements or deliverables.  Please explain how you apply the guidance of ASC 605-25-25 to such arrangements and revise to provide the disclosures in SAB Topic 13 and ASC 605-25-50-1 through 50-2 for each material type of product or service element in multiple-element transactions.  Please include the policy that addresses how the elements are determined and valued.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that in some revenue arrangements, software and services may be offered as separate elements in a multiple element arrangement.  In the event that services are sold with a software license, the Company has met the revenue recognition criteria to separately recognize this service as described above in the Company’s response to comment 35.  In the event that services are sold along with a hosted arrangement, the Company has determined that the requirements of ASC 605-25-25 have been met in determining that these separate elements qualify as separate units of accounting.  The following criteria have been met in this regard: 1) The elements have stand-alone value and in many cases the customer will either manage the campaign or contract with a separate third party to manage the campaign if they do not engage the Company to do so; 2) VSOE of fair value of the services exists; and 3) no right of return exists.  The Company has expanded its disclosures in this regard to clarify the specific accounting policy.

41.                               Please tell us whether you provide maintenance or postcontract customer support.  To the extent you provide such services, please explain how you allocate arrangement consideration and how you recognize revenue for such services.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that from time to time, post-contract customer support is sold as a separate element with software.  Revenues from customer support contracts is deferred and recognized ratably over the term of the agreements. Revenues for support that are bundled with license fees are deferred based on the VSOE of fair value of the bundled support and recognized over the term of the support agreement, which is typically one year or less and the residual amount is recognized as license revenue.  VSOE of fair value is based on the renewal rate for continued support arrangements. To date, revenue from support contracts has not been material.

42.                               We note that you recognize revenues on a gross basis for some arrangements and on a net basis for others.  Please explain how you considered each of the indicators set forth in ASC 605-45-45-3 and ASC 605-45-45-15 in determining whether report revenues on a   gross or a net basis.  Please provide us a supplemental analysis of the proportion of gross and net revenues included in your revenues for the three years ended December 31, 2009.

Response:

The Company notes that it has only recognized revenue on a gross basis to date and has never recognized revenue on a net basis.  When the Company has evaluated its contracts to determine if gross or net reporting is appropriate, in accordance with ASC 605-45-45-3 through 45-18, the majority, and in most cases all, of the indicators have resulted in gross reporting.  However, the Company has established and disclosed its policy for accounting for revenue on a gross and net basis in the event that any future contracts of the Company include terms that dictate that net reporting of revenue is appropriate for that specific contract.

43.                               We note that a portion of your revenue is recognized under the percentage of completion method.  Please tell us how you apply the contract accounting guidance, beginning with ASC 985-605-25-88, to your arrangements.  Please tell us the amounts of revenue and costs of revenue recognized under this method in each of the periods presented.

Response:

In certain cases, in order for the Company’s customers to utilize the services that the Velti mGage platform has to offer, the Company creates a customized software solution that is delivered to the customer.  The duration of the customization period varies from weeks to months depending on the complexity of the software and the requirements of the customer.  For these types of contracts, revenue is recognized using the percentage of completion method under ASC 985-65-25 and 605-35-25 when the Company has the ability to reasonably form dependable estimates of the cost to complete the customization of the software, i.e., using the input measure approach.  In the event that the Company does not have the ability to reasonably form dependable estimates of the cost to complete the customization, the completed contract method is used.  The Company notes that to date it has not recognized any revenue under the percentage of completion method, as all of its software customization projects have been short-term in nature.  Therefore, the completed contract method has been used for all software customization contracts to date.  However, the Company has established and disclosed its policy for accounting for long-term software customization projects in the event that future projects indicate that it would be appropriate to recognize revenue under the contract on a percentage of completion basis.  The Company has revised its discussion of recognition of revenue to clarify this policy.  Revenue recognized under the contract method of accounting amounted to $1.3 million, $2.8 million, and $15.3 million for 2007, 2008 and 2009 respectively.

44.                               Clarify in your note the nature and terms of the “accrued contract receivables” shown in the balance sheet.

Response:

The Company has revised the disclosure in Note 5 to notes to consolidated financial statements to clarify that “accrued contract receivables” comprise revenue generated for delivered services for which the Company has not yet invoiced the customer.

45.                               We note from disclosure on page 15 that you sometimes accept unfavorable contract terms including indemnity, limitation of liability, refund, penalty or other terms. Please explain how these terms impact your revenue recognition.

Response:

The Company has revised the disclosure on page 13 to clarify the complexity of the contract terms that are included in some of its contracts.  In addition, the Company has disclosed the nature of service level requirements on page 15, and disclosed that to date the Company has not had to pay any material financial penalties for failure to meet the required service levels.  The Company recognizes these penalties, if and when incurred, as a reduction in revenue.

Intangible Assets

Software Development Costs, page F-10

46.                               We note your disclosure “we capitalize costs related to the development of our software products, as all of our products are to be used as an integral part of a product or process to be sold or leased.”  However, we also note that you disclose no product sales in your statements of operations and you refer to many of your revenue-generating activities as services.  Please tell us how you considered the guidance of ASC 985-605-55-125 which indicates that software that is never sold, leased or licensed is considered to be utilized in providing services and the development costs should be accounted for under ASC 340-50.

Response:

The Company respectfully advises the Staff, as further explained in its response to comment 35 above, that the Company provides an independent end-to-end mobile marketing and advertising campaign platform to its customers.  The Company has made significant investments in its platform in order to integrate and manage multiple carrier platforms, multiple standards, and provide support for thousands of types of mobile devices, including smart phones and mobile tablet computers.  The Company provides access to the functionality provided by this platform as a service to its customers, and in some cases offers the software for sale through a license to its customers.  The Company derives its software and services revenues, both SaaS revenues and managed services revenues, from the same platform that is has developed, which in its current version is called Velti mGage.  Since revenue is generated for SaaS revenue, license and software revenue and managed services revenue from use of the same technology platform, the

Company has determined that it is appropriate to account for software development costs in accordance with ASC 985-20 instead of ACS 340-50 as software sold to third parties rather than software developed for internal use only.

Allowance for Doubtful Accounts, page F-13

47.                               We note that your trade receivables nearly tripled in 2009, going from $11.0 million in 2008 to $32.5 million in 2009.  Please explain how you determined that an allowance for doubtful accounts of $0.1 million was sufficient at the end of 2009 considering the “delay in payments from customers resulting from detrimental economic conditions.”

Response:

In response to the Staff’s comment, the Company notes that although it experienced a significant increase in trade receivables in 2009, it determined that an allowance for doubtful accounts of $0.1 million was sufficient at the end of 2009.  The Company has revised the disclosure on page 64 to further explain the increase in its trade receivables, including the increase in days sales outstanding, and the impact on the Company’s financial results.  However, the Company notes supplementally that at the end of 2009, it reviewed each of its outstanding trade receivables by customer, assessed its historical experience with the customer, the customer’s payment experience, the credit worthiness of the customer, and the risk of non-payment by customer.  The Company also noted its historical bad debt experience, which is low.  The Company also noted its increased focus on collections commenced in early 2010.  Accordingly, after completing this exercise, the Company determined that the allowance for doubtful accounts of $0.1 million was appropriate.  The Company notes, in addition, that of the approximately $32 million of trade receivables outstanding as of December 31, 2009, approximately $29 million has been collected as of the date of this letter, and the Company expects the remainder to be paid in the third quarter of 2010.

Note 4.  Segment and Geographic Information, page F-16

48.                               We note that you do not separately disclose revenues for each of your products or services or groups of products and services.  Please tell us how your presentation complies with ASC 280-10-50-40.

Response:

In response, the Company notes that with this filing, it has commenced providing additional disclosure by providing a further breakdown of revenue by SaaS revenue, license and software revenue and managed services revenue.  The Company believes that this disclosure provides information about all of its services or groups of products and services as required by ASC 280-10-50-40.

49.                               We note that you present revenues by geographic region, rather than country, and that revenues pertaining to Europe accounted for approximately 73% of total revenues in 2009.  Please tell us how you considered disclosing revenues from external customers attributed to your domicile and attributed to all foreign countries in total from which you derive revenues.  If revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately.  Please refer to ASC 280-10-50-41(a).

Response:

The Company has provided further disclosure on page 50 regarding revenue attributed to external customers located in Europe by providing further detail of revenue attributed to customers in the U.K. (the Company’s country of domicile for most of 2009), Russia, Greece, and all other European countries.

Note 8.  Intangible Assets, page F-21

50.                               Revise to disclose the weighted-average amortization period, in total and by major intangible asset class.  See ASC 350-30-50-1.

Response:

The Company has revised Note 8 to notes to consolidated financial statements to include the weighted average amortization period, in total and by major intangible asset class.

Note 10.  Equity Method Investments, page F-22

51.                               We note the table of summarized financial information for your equity method investments.  Please tell us how this presentation complies with the guidance of Rule 4-08(g) and Rule 1-02(bb) of Regulation S-X.  In this regard, the table does not appear to include all of the required disclosures such as current assets or gross profit.

Response:

The Company has revised the disclosure in Note 10 to notes to consolidated financial statements to include all of the required disclosures, including current assets.

Note 18.  Share-Based Compensation, page F-35

52.                               We note that you combine the activity related to deferred share awards and share options in a single table.  Please tell us how you considered disclosing the activity relating to these instruments in separate tables since they have different characteristics.  Please refer to ASC 718-10-50-2(g).

Response:

The Company has revised Note 18 to notes to consolidated financial statements in response to the Staff’s comment.

53.                               Please tell us how you considered disclosing the amount of share-based compensation expense included in specific line items in the financial statements such as cost of revenue, selling & marketing expenses and general & administrative expenses.  Please refer to SAB Topic 14.F.

Response:

The Company has included the amount of share-based compensation expense included in specific line items in the financial statements based upon the functional area of each employee, and has updated its disclosure on page 55 to disclose this allocation.

Item 9.  Undertakings, page II-4

54.                               Please tell us why you changed the text of the undertaking required by Item 512(f) of Regulation S-K.

Response:

The Company has revised the disclosure on page II-4 to include the undertaking as required by Item 512(f) of Regulation S-K.

*  *  *  *  *

We and the Company very much appreciate the Staff’s attention to the review of the Registration Statement.  Please do not hesitate to contact the undersigned at (650) 833-2395 or my colleague Edward H. Batts at (650) 833-2073 if you have any questions regarding this letter or Amendment No. 1.

Very truly yours,

DLA Piper LLP (US)

/s/ Sally J. Rau
Sally J. Rau
Partner

cc:                                 Wilson W. Cheung (Velti plc)
Edward H. Batts  (DLA Piper)